Filed by FuelCell Energy, Inc.

Commission File No. 1-14204

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Thermoelectric Inc.

FOR IMMEDIATE RELEASE

FUELCELL ENERGY TO ACQUIRE GLOBAL THERMOELECTRIC
FOR US$80 MILLION IN STOCK

Shareholders Of Both Companies Are Anticipated To Benefit From

Strong Strategic And Technological Synergies.

_________________________________________________________________

Danbury, CT and Calgary, AB, August 4, 2003  -- FuelCell Energy, Inc. ("FuelCell")(NasdaqNM: FCEL), the industry leader in the commercialization of carbonate fuel cell products for stationary power, and Global Thermoelectric Inc. ("Global") (TSX:GLE), a leading developer of solid oxide fuel cell ("SOFC") technology, today announced that they have entered into a definitive agreement for FuelCell to acquire Global in an all-stock transaction.  Under the terms of the agreement, the transaction is valued at US$2.72, or approximately CDN$3.82, per Global common share for a total value of approximately US$80 million, or approximately CDN$112 million1.  The proposed combination has the unanimous support of both companies' boards of directors.

Jerry D. Leitman, Chairman, President and CEO of FuelCell, said, "We believe that this combination represents an excellent strategic and technological fit.  Global's advanced SOFC technology has a strong complementary fit with our core carbonate technology and product development expertise and will also strengthen our position throughout the 10-year, US$139 million Solid-State Energy Conversion Alliance ("SECA") contract recently awarded to FuelCell by the US Department of Energy."

Leitman added, "The combined company will also benefit from a rationalization of R&D and administrative expenses and the consolidation of financial, technology and intellectual property resources. Additionally, the combined entity will have improved access to capital and expanded strategic relationships with distributors, suppliers and government agencies.  Further, and most importantly, we will be well positioned to continue our emphasis on the commercialization of our Direct FuelCell® products."

Peter Garrett, Global's President and CEO said, "The combination of FuelCell's and Global's leading technologies, resources, and the resulting market opportunities is fully complementary and will create a stronger new entity and a very attractive investment.  Upon completion of the transaction, Global shareholders will have the opportunity to own stock in a top tier fuel cell company with cash reserves in excess of US$200 million (or CDN$280 million), enhanced equity currency, greater liquidity and better opportunities for realizing future shareholder value.  Given our complementary technologies and FuelCell's role within SECA, I am confident that the combined company will have a bright future."

1 Based on exchange rate of CDN$1.4048 to US$1 as of close of business on August 1, 2003

Transaction Terms

The exchange ratio for determining the number of shares of FuelCellcommon stock or exchangeable shares that a Global shareholder will receive for each Global share will be equal to US$2.72, or approximately CDN$3.82, divided by FuelCell's 20-day volume-weighted average share price ending on the third trading day preceding the Global shareholders meeting to be called to approve the transaction. However, if the 20-day volume-weighted average trading price of FuelCell stock is less than US$7.96, the exchange ratio will be 0.342, and if the 20-day volume-weighted average FuelCell trading price is greater than US$9.74, the exchange ratio will be 0.279.

Global shareholders will be entitled to elect to receive either shares of FuelCell common stock or exchangeable shares to be listed on The Toronto Stock Exchange.  The disposition of Global shares in exchange for exchangeable shares by Canadian residents holding Global shares as capital property will not result in a taxable Canadian transaction and will qualify as Canadian property for RRSP, RRIF, RESP and other savings and pension plans as long as the exchangeable shares remain listed on a Canadian stock exchange.  The exchangeable shares will also have equivalent voting and dividend rights as FuelCell common stock.

At closing, outstanding options to purchase Global shares will be assumed by FuelCell and will represent options to purchase FuelCell common stock based on the transaction exchange ratio and the existing terms of each individual option agreement.

Following the close of the transaction, Global shareholders will own approximately 17% to 20% of the fully diluted shares of FuelCell. One person, possibly two, nominated by Global will be appointed to the board of FuelCell.  The transaction is expected to close in the fourth quarter of 2003 and is subject to approval by the shareholders of each company, court approval, regulatory approvals and other customary closing conditions, including mutual covenants related to cash and working capital positions at closing.  The transaction will be implemented pursuant to a plan of arrangement under the Business Corporations Act (Alberta).  As a result of the proposed combination with FuelCell, Global has terminated the Combination Agreement dated as of April 8, 2003, and amended as of June 27, 2003, with Quantum Fuel System Technologies Worldwide, Inc., and has paid a US$2 million break-up fee in accordance with the terms thereof.

Where to Find Additional Information

FuelCell and Global intend to file a Joint Management Information Circular and Proxy Statement regarding the proposed transaction with the U.S. Securities and Exchange Commission and the securities commissions or equivalent regulatory authorities in each of the Provinces of Canada.  Investors and stockholders are urged to carefully read the Joint Management Information Circular and Proxy Statement when it becomes available because it will contain important information about FuelCell, Global and the proposed transaction.  Investors and stockholders may obtain a free copy of the proxy statement when it is available, and all of FuelCell's annual, quarterly and current reports, at the SEC's web site at www.sec.gov.  A free copy of the Proxy Statement, and all of FuelCell's annual, quarterly and current reports, may also be obtained from FuelCell by directing a request to Investor Relations at (203) 825-6000. Global's regulatory filings, including annual and quarterly reports may be accessed at www.sedar.comor at www.globalte.com.  For further information on Global, shareholders and investors may contact Mark Kryzan, Director, Corporate Affairs at (403) 204-6100.  FuelCell, Global and their executive officers and directors may be deemed to be participants in the solicitation of proxies from FuelCell and Global shareholders in favor of the proposed transaction.  Information regarding the security ownership and other interests of FuelCell's and Global's executive officers and directors will be included in the Joint Management Information Circular and Proxy Statement.

Lazard acted as financial advisor to FuelCell; Citigroup acted as financial advisor to Global. Robinson & Cole LLP and Stikeman Elliott LLP acted as counsel to FuelCell. Bennett Jones LLP and Dorsey & Whitney LLP acted as counsel to Global.

Conference Call/Webcast

FuelCell and Global will host a conference call and webcast on Tuesday, August 5, 2003 at 8:30 A.M. (EDT) to discuss the transaction. Investors can access the call by dialing 877-692-2588 or via live webcast from either company's website at www.fce.com or www.globalte.com.  Webcast participants should allot extra time before the webcast begins to register and, if necessary, download and install audio software.

A replay of the call will also be available shortly after the call ends on August 5, 2003 through August 12, 2003. To access the replay, dial 877-519-4471 and enter 4097030 as the conference ID number. Additionally, the archived webcast will be available on the company websites for 30 days.

About FuelCell Energy, Inc.

FuelCell Energy, Inc., based in Danbury, Connecticut, is a world leader in the development and manufacture of highly efficient hydrogen fuel cells for clean electric power generation, currently offering DFC power plant products ranging in size from 250 kilowatts to 2 megawatts for applications up to 50 megawatts. FuelCell has developed strategic and commercial distribution alliances for its carbonate Direct FuelCell technology with MTU CFC Solutions Gmbh, a subsidiary of DaimlerChrysler AG, in Europe; Marubeni Corporation in Asia; and Caterpillar, PPL Energy Plus, Chevron Energy Solutions and Alliance Power in the U.S. FuelCell Energy is developing Direct FuelCell technology for stationary power plants with the U.S. Department of Energy through their Office of Fossil Energy's National Energy Technology Laboratory. More information is available at www.FuelCellenergy.com.

About Global Thermoelectric Inc.

Global Thermoelectric Inc. (www.globalte.com) is a world leader in the development of SOFC products. Global is also the world's largest manufacturer and distributor of thermoelectric stationary power generators for use in remote locations. Global is developing fuel cell products that are compatible with natural gas or propane.  Global is currently prototyping systems to address residential and remote applications.  Global is listed on The Toronto Stock Exchange (stock symbol: GLE).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed transaction. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the risk that FuelCell's and Global's businesses will not be integrated successfully; costs related to the transaction; failure of FuelCell's or Global's stockholders to approve the transaction; the satisfaction of closing conditions including the receipt of regulatory approvals; the failure by FuelCell to retain key employees of the combined company; the failure by the combined company to develop, manufacture, market and deliver products within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting FuelCell's and Global's businesses generally as set forth, in the case of FuelCell, in FuelCell's most recent filings with the Commission. The forward-looking statements contained herein speak only as of the date of this press release.  FuelCell expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in FuelCell's expectations or any change in events, conditions or circumstances on which any such statement is based.

Contacts:

Steven P. Eschbach, CFA
Director, Investor Relations and Communications
(203) 825-6000

Or

Dan Gagnier/Alex Eule

Citigate Sard Verbinnen

(212) 687-8080

Paul Crilly

Vice President, CFO

Global Thermoelectric Inc.

(403) 204-6100

Mark Kryzan

Director, Corporate Affairs

Global Thermoelectric Inc.

(403) 204-6100